

September 24, 2013

Via E-mail
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

> **Re:** **People's United Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33326**

Dear Mr. Walters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 27

Asset Impairment Judgments – Goodwill and Other Intangible Assets, page 31

1. We note that you elected to perform a qualitative assessment in your evaluation of goodwill impairment and concluded that performance of the two-step test was not required. Please provide us with additional insight into the positive and negative qualitative factors that you considered in concluding that this qualitative analysis was sufficient for each of your reporting units with specific attention to your Wealth Management reporting unit given the continued net losses generated by the business in

recent periods. Please also tell us the date that you last performed Step 1 of the goodwill impairment test for your Wealth Management reporting unit and its fair value as a percentage of carrying value as of that date.

Notes to the Consolidated Financial Statements

Note 22 - Segment Information – page F-86

2. We note your disclosure that beginning in 2012, you aggregated your operating segments into two reportable segments. Please respond to the following:

   - Tell us in more detail the drivers behind the segment change. For example, tell us whether there were other internal organizational changes that drove the change in segments.

   - Explain how you determined that it was appropriate to carve out specific components of the Wealth Management segment and aggregate certain of those components into the Commercial Banking and Retail and Business Banking segments. In this regard, we note that ASC 280-10-50-11 permits the aggregation of two or more "operating segments" into a single reportable segment (provided certain criteria are met). It is therefore not clear to us how you can identify the Wealth Management business as an operating segment but report its components in different reportable segments (as opposed to aggregating the entire Wealth Management operating segment into one of your reportable segments).

   - To the extent that you are able to support aggregation at the component level, please include an explanation of how the wealth management business components that were aggregated into the Commercial Banking and Retail and Business Banking segments have similar economic characteristics (considering the guidance in ASC 280-10-55 paragraphs 7A – 7C) and meet the aggregation criteria in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kirk W. Walters
People's United Financial, Inc.
September 24, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie at (202) 551-3714 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant